

20012656

~~FORM X-17A-5~~

PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden Hours per response............................12.00	

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-66968

REPORT FOR THE PERIOD BEGINNING 01/01/19   AND ENDING 12/31/19

          MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. PRIVATE CLIENT ADVISORS, LTD.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

790 NORTH MAIN STREET

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

PROVIDENCE	RI	02904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SERGIO DECURTIS   401-274-5001 X 330

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

OATH OR AFFIRMATION

I, SERGIO DECURTIS _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

N.E. PRIVATE CLIENT ADVISORS, LTD. _____ , as of

DECEMBER 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2019

Table of Contents

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of N.E. Private Client Advisors, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.E. Private Client Advisors, Ltd. as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our responsibility is to express an opinion on N.E. Private Client Advisors, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to N.E. Private Client Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client Advisors, Ltd.'s financial statements. The supplemental information is the responsibility of N.E. Private Client Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as N.E. Private Client Advisors, Ltd.'s auditor since 2016.

Norwood, Massachusetts

February 17, 2020

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$225,451	$0	$225,451
12b(1) fees receivable	$0	$171,703	$171,703
Commissions receivable	$5,537	$0	$5,537
Other assets	$0	$2047	$2,047
TOTAL CURRENT ASSETS	$230,988	173,750	$404,738
TOTAL ASSETS	$230,988	173,750	$404,738

LIABILITIES AND STOCKHOLDER'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$18,465	$0	$18,465
TOTAL CURRENT LIABILITIES	$18,465	$0	$18,465
STOCKHOLDER'S EQUITY:			
Common stock, $.01 par value, 8,000 shares authorized, 100 shares issued and outstanding	$1	$0	$1
Additional paid in capital	$99,999	$0	$99,999
Retained earnings	$112,523	$173,750	$286,273
TOTAL STOCKHOLDER'S EQUITY	$212,523	$173,750	$386,273
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$230,988	$173,750	$404,738

REVENUES:

Mutual fund commissions	$40,885
12b-1 fees	602,319
Interest income	78
TOTAL REVENUE	643,282

EXPENSES:

Compliance expense	$5,363
Insurances	3,693
Office expenses	8,117
Officer compensation	70,000
Payroll	275,544
Payroll taxes	25,827
Pension expense	25,027
Professional fees	9,025
Regulatory fees	7,418
Rent	30,000
Taxes	13,226
Telephone	3000
TOTAL EXPENSES	$476,240
NET INCOME	$167,042

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2019	$1	$99,999	$119,231	$219,231
Net Income			167,042	167,042
Stockholder's Distributions				
Balances at December 31, 2019	$1	$99,999	$286,273	$386,273

The accompanying notes are an integral part of these financial statements.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$167,042
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increase) decrease in cash from changes	
in assets and liabilities:	
12b(1) fees receivable	2,200
Commissions receivable	(1,421)
Other assets	$155
Accrued expenses	$4,100
TOTAL ADJUSTMENTS	$5,034
NET CASH PROVIDED BY OPERATING ACTIVITIES	172,076
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Stockholder's distributions	$0
NET DECREASE IN CASH AND CASH EQUIVALENTS	172,076
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	53,375
CASH AND CASH EQUIVALENTS AT END OF YEAR	$225,451

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$0
Income taxes	$13,226

Disclosure of accounting policy:

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

1. Business Activity

   Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker-dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

   This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

   Handling Customers' Funds

   Customers' checks are made payable directly to the mutual funds purchased by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

   Cash and Cash Equivalents

   The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was .05% at December 31, 2019.

   Amounts Receivable

   Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2019. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2019. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

   Revenue Recognition

   Commission income from mutual fund transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

2. Summary of Significant Accounting Policies (continued)

    Income Taxes

    Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

    Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

    As a registered broker-dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

    At December 31, 2019, the Company had a net capital of $212,523 which was $207,523 in excess of its required net capital of $5,000. At December 31, 2019, the Company's percentage of aggregate indebtedness to net capital was 8.69%.

    The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

4. Related Party Transaction

    The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2019, the Company incurred shared expenses of $30,000 in rent, $3,000 in telephone expense, and $9,000 in other expenses. During 2019, the Company paid the affiliate $ 37,800 for these shared expenses. At December 31, 2019 the company owed the affiliate $18,464.

5. Pension Plan

    Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company is required to contribute 3% of gross wages for all eligible participants. Under this plan, employees may also elect wage deferrals.

5. Pension Plan (continued)

Effective January 1, 2011,the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401 (k) Profit Sharing Plan. As of December 31, 2019, the Company had contributed the following: safe harbor contribution $5,406 profit sharing contribution $15023 and cash balance plan contribution $4013. The total amount needed to fully fund the cash balance plan is $155,830 shared by an affiliate of the Broker Dealer.

Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate.

As of December 31, 2019, employee membership in the Plan is as follows:

Participants:

Active	5
Terminated vested	1
Retired	0
Total	6

Under provisions of the Cash Plan, benefits vest 100% after 3 years of service.. An employee may retire at age 62 with five years of service for full benefits. Cash balance plan information is as follows:

Funded Status

Projected benefit obligation at December 31, 2019	$	1,139,083
Fair value of plan assets at December 31, 2019	$	1,363,742
Funded Status of the Plan		110.92%

Amounts recognized on the Statement of Financial Position

Prepaid (accrued) benefit cost	$	0

Amount recognized on the Statement of Income

Net benefit cost for the period	$	155,831

Weighted Average Assumptions

Discount rate	5.36%
Expected long term rate of return on plan assets	5.00%
Rate of compensation increase	0%

The discount rate was selected using a hypothetical portfolio of equity and fixed income securities that would provide the necessary cash flows to match projected benefit payments.

The expected rate of return on assets was determined using the historical asset returns for publicly traded equity and fixed income securities.

5. Pension Plan (continued)

Additional pension data

Net periodic pension cost	$	155,830
Employer contributions	$	155,830
Benefits paid	$	-0-
Benefits expected to be paid in each of the next five years and in the aggregate for the five fiscal years that follow		-0-
Contributions expected to be paid to the Plan during the fiscal year Beginning after December 31, 2019		-0-

Plan Assets

The Plan's policy in regard to allocation of invested assets is to achieve an appropriate mix of investments for long term growth that reduces risk through prudent diversification of the portfolio across a broad selection of distinct asset classes. The following was Plan's asset allocation policy as of December 31, 2019.

Asset Class	Target Allocation
Domestic Equity	40%
International Equity	10%
Fixed Income	40%
Money Market	0%
Other	10%
Total Allocation	100%

Plan assets are reported at fair values based on the following three tiered value hierarchy which prioritizes the inputs used in measuring fair values as follows: Level 1 -observable inputs such as quoted prices in active markets; Level 2 - other than quoted prices that are observable directly or indirectly and Level 3 – unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

5. Pension Plan (continued)

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Money Market funds	$ 0	$ 0	$ 0	$ 0
Domestic equity funds	498,142	0	0	498,142
International equity funds	250,930	0	0	250,930
Fixed income funds	533,926	0	0	533,926
Other funds	80,744	0	0	80,744
Totals	$ 1,363,742	$ 0	$ 0	$1,363,742

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2019. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

The Company internally monitors its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2015, 2016, 2017 and 2018 tax returns remain subject to examination by major tax jurisdictions.

8. Subsequent Events

The Company has evaluated subsequent events through February 17, 2020, which is the date the financial statements were available to be issued.

Supplementary Information

N.E. Private Client Advisors, Ltd.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 386,273
2. Deduct ownership equity not allowable for Net Capital	0
3. Total ownership equity qualified for Net Capital	$ 386,273

Add:

   A. Liabilities subordinated to claims of general creditors
      allowable in computation of net capital

   B. Other deductions or allowable credits

5. Total capital and allowable subordinated liabilities	$ 386,273

6. Deductions and/or charges:

   A. Total non-allowable assets from
      Statement of Financial Condition: $173,750

   B. Secured demand note deficiency

   C. Commodities futures contracts and spot commodities

   D. Other deductions and or charges $ (173,759)

7. Other additions and or allowable credits

8. Net Capital before haircuts on securities positions $212,523

9. Haircuts on Securities:

   A Contract securities commitments

   B. Subordiated securities
   borrowings

   C. Trading and investment
   securities

        1. Exempted securities

        2. Debt securities

        3. Options

        4. Other Securities

10. Net Capital $212,523

See Report of Independent Registered Public Accounting Firm

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHJ\NGE COMMISSION

December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

10. Minimum net capital required: (6 2/3% of aggregate indebtedness)	<u>$1,231</u>
11. Minimum dollar net capital requirement	<u>$5,000</u>
12. Net capital requirements (greater of line 11 or 12)	<u>$5,000</u>
13. Excess net capital (line 10 minus line 13)	$207,523
14. Net capital less greater of 10% of line 19 or 120% of line 12	$206,523

COMPUTATION OF AGGREGATE INDEBTEDNESS

15. Total A.1 liabilities from Statement of Financial Condition	$18,465
16. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
19. Total aggregate indebtedness	<u>18,465</u>
20. Percentage of aggregate indebtedness to capita! (line 18 divided by line 10)	<u>8.69%</u>

RECONCILATION WITH COMPANY'S COMPUTATION (included in Part II A of Form X-7a5(a) as of December 31, 2019)	$	212,523
Net capital, as reported in Company's Part II A (unaudited) FOCUS Report		
Items not included in computation:		
Audit Adjustments		$5695
Increase in non-allowable assets		($5695)
on Focus Report		
Net Capital	$	212,523

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

N.E. PRIVATE CLIENT ADVISORS, LTD.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

N.E. Private Client Advisors, Ltd. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

·LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
N.E. Private Client Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) N.E. Private Client Advisors, Ltd. identified the following provisions of 17 C.F.R. 15c3-3(k) under which N.E. Private Client Advisors, Ltd. claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) N.E. Private Client Advisors, Ltd. stated that N.E. Private Client Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year, January 1, 2019 to December 31, 2019. N.E. Private Client Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N.E. Private Client Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
February 17, 2020

N.E. Private Client Advisors, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5(d)(1) and (4), (Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. S 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provisions throughout the most recent fiscal year, January 1, 2019 to December 31, 2019.

N.E. Private Client Advisors, LTD

By:
President

February 19, 2020